Filed Pursuant to Rule 253(g)(2)

File No.: 024-12302

SUPPLEMENT TO PRELIMINARY OFFERING CIRCULAR DATED AUGUST 24, 2023

THIS SUPPLEMENT IS DATED NOVEMBER 29, 2023

HOUSE HACK, INC.

(A WYOMING CORPORATION)

8164 PLATINUM STREET
VENTURA, CA 93004

www.househack.com

(805) 888-0846

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Preliminary Offering Circular (the “Offering Circular”) dated August 24, 2023, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1945278/000110465923094774/tm2321528d2_partiiandiii.htm

Termination of House Hack, Inc.’s Regulation A Offering

The purpose of this supplement is to announce the termination of the Regulation A offering (the “Offering”) conducted by House Hack, Inc. and that no further subscriptions will be accepted in the Offering.